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New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

March 28, 2011

Re:
Kosmos Energy Ltd. (the "Company")
Registration Statement on Form S-1
File No. 333-171700

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter relates to the Company's Registration Statement on Form S-1, as amended through Amendment No. 2 on March 23, 2011. On behalf of the Company, we hereby provide the following proposed price range and share number information to be included in the Company's preliminary prospectus (the "Preliminary Prospectus") relating to the Company's proposed initial public offering (the "Offering") for the Commission's review. Such Preliminary Prospectus will state that the initial offering price to the public of the Company's common shares (the "Common Shares") is expected to be between $16.00 and $18.00 per share, based on 30,000,000 shares of Common Stock offered to the public in connection with the Offering and 371,176,471 shares expected to be outstanding upon completion of the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and share number information, as well as updated disclosure concerning the Company's employee compensation arrangements, all of which we expect to include in Amendment No. 3 to the Registration Statement to be filed shortly.

        To the extent that you have any questions regarding this letter, please do not hesitate to contact me at (212) 450-4674.

                      Sincerely,

                      /s/ Richard D. Truesdell, Jr., Esq.

                      Richard D. Truesdell, Jr., Esq.

cc:
Brian F. Maxted
David J. Beveridge, Esq.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                  , 2011

30,000,000 Shares

Kosmos Energy Ltd.

Common Shares

        This is an initial public offering of common shares of Kosmos Energy Ltd. Prior to this offering, there has been no public market for our common shares. The initial public offering price of the common shares is expected to be between $16.00 and $18.00 per share. We have applied for our common shares to be listed on the New York Stock Exchange under the symbol "KOS."

        The underwriters have an option to purchase a maximum of 4,500,000 additional common shares from us to cover over-allotments of common shares. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        Investing in our common shares involves risks. See "Risk Factors" on page 17.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us

Per Common Share	$	$	$

Total	$	$	$

        Delivery of the common shares will be made on or about                    , 2011.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the common shares to persons resident and non-resident of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Credit Suisse	Citi
Barclays Capital

The date of this prospectus is                    , 2011.

 The Offering

Issuer	Kosmos Energy Ltd.
Common shares offered by us	30,000,000 common shares
Common shares to be issued and outstanding after this offering	371,176,471 common shares
Over-allotment option

We have granted to the underwriters an option, exercisable upon notice to us, to purchase up to 4,500,000 additional common shares at the offering price to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of Proceeds

We intend to use the net proceeds from this offering and other resources available to us to fund our capital expenditures, and in particular our exploration and appraisal drilling program and development activities through early 2013 and associated operating expenses, and for general corporate purposes. See "Use of Proceeds" on page 51 of this prospectus for a more detailed description of our intended use of the proceeds from this offering.

Listing

We have applied for our common shares to be listed on the New York Stock Exchange (the "NYSE") under the symbol "KOS." Shortly after the closing of this offering, we intend to apply to list our common shares on the Ghana Stock Exchange (the "GSE"), although there can be no assurance that this listing will be completed in a timely manner, or at all.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the completion, simultaneously with or prior to the closing of this offering, of our corporate reorganization pursuant to which all of the interests of Kosmos Energy Holdings will be exchanged for common shares of Kosmos Energy Ltd. and as a result Kosmos Energy Holdings will become wholly-owned by Kosmos Energy Ltd.;

  •
  an initial public offering price of $17.00 per common share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus. In the event that the initial public offering price in this offering is less than $17.00 per common share, the aggregate number of common shares issuable as a result of the exchange of the Series A Preferred Units of Kosmos Energy Holdings will be increased and the aggregate number of common shares issuable as a result of the exchange of the Series B and Series C Preferred Units and the Common Units of Kosmos Energy Holdings will be decreased. The exact amount of any such adjustments, if any, will be based on the actual per share initial public offering price. However, any such adjustments will not result in any change to the aggregate number of common shares issuable in exchange for preferred units, nor any change in the aggregate number of common shares issued and outstanding after this offering (other than any increase or decrease resulting from the elimination of fractional shares); and

  •
  no exercise of the underwriters' over-allotment option to purchase additional common shares.

 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The summary historical financial data set forth below should be read in conjunction with the sections entitled "Corporate Reorganization", "Selected Historical and Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Kosmos Energy Holdings' financial statements and the notes to those financial statements included elsewhere in this prospectus. Kosmos Energy Holdings has been a development stage company. The consolidated statements of operations and cash flows for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and for the period April 23, 2003 (Inception) through December 31, 2010, and the consolidated balance sheets as of December 31, 2005, 2006, 2007, 2008, 2009 and 2010 were derived from Kosmos Energy Holdings' audited consolidated financial statements. The summary unaudited pro forma financial data set forth below is derived from Kosmos Energy Holdings' audited consolidated financial statements appearing elsewhere in this prospectus and is based on assumptions and includes adjustments as explained in the notes to the tables.

Consolidated Statements of Operations Information:

						Period April 23, 2003 (Inception) through December 31 2010
	Year Ended December 31
	2006	2007	2008	2009	2010
	(In thousands, except per share data)
Revenues and other income:
Oil and gas revenue	$—	$—	$—	$—	$—	$—
Interest income	445	1,568	1,637	985	4,231	9,142
Other income	3,100	2	5,956	9,210	5,109	26,699

Total revenues and other income	3,545	1,570	7,593	10,195	9,340	35,841
Costs and expenses:
Exploration expenses, including dry holes	9,083	39,950	15,373	22,127	73,126	166,450
General and administrative	9,588	18,556	40,015	55,619	98,967	236,165
Depletion, depreciation and amortization	401	477	719	1,911	2,423	6,505
Amortization—debt issue costs	—	—	—	2,492	28,827	31,319
Interest expense	—	8	1	6,774	59,582	66,389
Derivatives, net	—	—	—	—	28,319	28,319
Equity in losses of joint venture	9,194	2,632	—	—	—	16,983
Doubtful accounts expense	—	—	—	—	39,782	39,782
Other expenses, net	7	17	21	46	1,094	1,949

Total costs and expenses	28,273	61,640	56,129	88,969	332,120	593,861

Loss before income taxes	(24,728)	(60,070)	(48,536)	(78,774)	(322,780)	(558,020)
Income tax expense (benefit)	—	718	269	973	(77,108)	(75,148)

Net loss	$(24,728)	$(60,788)	$(48,805)	$(79,747)	$(245,672)	$(482,872)
Accretion to redemption value of convertible preferred units	(4,019)	(8,505)	(21,449)	(51,528)	(77,313)	(165,262)

Net loss attributable to common unit holders	$(28,747)	$(69,293)	$(70,254)	$(131,275)	$(322,985)	$(648,134)

Pro forma net loss (unaudited)(1):
Pro forma basic and diluted net loss per common share(2)					$(0.66)

Pro forma weighted average number of shares used to compute pro forma net loss per share, basic and diluted(3)					371,176,471

(1)
Pursuant to the terms of a corporate reorganization that will be completed simultaneously with, or prior to, the closing of this offering, all of the interests in Kosmos Energy Holdings will be exchanged for newly issued common shares of Kosmos Energy Ltd. based on these interests' relative rights as set forth in Kosmos Energy Holdings' current operating agreement. This includes convertible preferred units of Kosmos Energy Holdings which are redeemable upon the consummation of a qualified public offering (as defined in the current operating agreement) into common shares of Kosmos Energy Ltd. based on the pre-offering equity value of such interests. Consequently, pro forma basic and diluted net loss per common share is presented above, giving effect to the additional shares of common stock issuable to the pro forma shareholders upon consummation of this offering.

(2)
Any stock options, restricted share units and share appreciation rights that are out of the money will be excluded as they will be anti-dilutive.

(3)
The weighted average common shares outstanding have been calculated as if the ownership structure resulting from the corporate reorganization was in place since inception.

Consolidated Balance Sheets Information:

	As of December 31					Pro Forma as Adjusted as of December 31 2010(1)
	2006	2007	2008	2009	2010
	(In thousands)					(Unaudited)
Cash and cash equivalents	$9,837	$39,263	$147,794	$139,505	$100,415	$578,140
Total current assets	10,334	65,960	205,708	256,728	559,920	1,037,645
Total property and equipment	1,567	18,022	208,146	604,007	998,000	998,000
Total other assets	3,704	3,393	1,611	161,322	133,615	133,615
Total assets	15,605	87,375	415,465	1,022,057	1,691,535	2,169,260
Total current liabilities	1,436	28,574	68,698	139,647	482,057	482,057
Total long-term liabilities	—	—	444	287,022	845,383	845,383
Total convertible preferred units	61,952	167,000	499,656	813,244	978,506	—
Total unit holdings/shareholders' equity	(47,783)	(108,199)	(153,333)	(217,856)	(614,411)	841,820
Total liabilities, convertible preferred units and unit holdings/shareholders' equity	15,605	87,375	415,465	1,022,057	1,691,535	2,169,260

(1)
Includes the effect of our corporate reorganization and the effect of this offering as described in "Corporate Reorganization," "Capitalization" and "Dilution."

Consolidated Statements of Cash Flows Information:

						Period April 23, 2003 (Inception) through December 31 2010
	Year Ended December 31
	2006	2007	2008	2009	2010
	(In thousands)
Net cash provided by (used in):
Operating activities	$(9,617)	$(17,386)	$(65,671)	$(27,591)	$(191,800)	$(331,009)
Investing activities	(14,663)	(58,161)	(156,882)	(500,393)	(589,975)	(1,329,026)
Financing activities	19,768	104,973	331,084	519,695	742,685	1,760,450

  •
  the success of our exploration and development operations, and the marketing of any oil and natural gas we produce;

  •
  regulatory developments in Bermuda, the United States and foreign countries where we operate;

  •
  the recruitment or departure of key personnel;

  •
  quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

  •
  market conditions in the industries in which we compete and issuance of new or changed securities;

  •
  analysts' reports or recommendations;

  •
  the failure of securities analysts to cover our common shares after this offering or changes in financial estimates by analysts;

  •
  the inability to meet the financial estimates of analysts who follow our common shares;

  •
  the issuance of any additional securities of ours;

  •
  investor perception of our company and of the industry in which we compete; and

  •
  general economic, political and market conditions.

A substantial portion of our total issued and outstanding shares may be sold into the market at any time. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

        All of the shares being sold in this offering will be freely tradable without restrictions or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining common shares issued and outstanding upon the closing of this offering are restricted securities as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. All of our restricted shares will be eligible for sale in the public market beginning in 2011, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144, and also the lock-up agreements described under "Underwriting" in this prospectus. Additionally, we intend to register all our common shares that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these share awards have transfer restrictions attached to them. Sales of a substantial number of our common shares, or the perception in the market that the holders of a large number of shares intend to sell common shares, could reduce the market price of our common shares.

The concentration of our share capital ownership among our largest shareholders, and their affiliates, will limit your ability to influence corporate matters.

        After our offering, we anticipate that our two largest shareholders will collectively own approximately 76% of our issued and outstanding common shares. Consequently, these shareholders have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 30,000,000 common shares in this offering will be approximately $477.7 million after deducting estimated offering expenses payable by us of $5.5 million and underwriting discounts and commissions and assuming an initial public offering price of $17.00 per common share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus). If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $550.2 million.

        We intend to use the net proceeds from this offering, available cash and borrowings under our commercial debt facilities to fund our capital expenditures, and in particular our exploration and appraisal drilling program and development activities through early 2013, our related operating expenses, and for general corporate purposes. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment-grade securities.

        We estimate we will incur approximately $400.0 million of capital expenditures for the year ending December 31, 2011. This capital expenditure budget consists of:

  •
  $135.0 million for development in Ghana;

  •
  $175.0 million for exploration and appraisal in Ghana;

  •
  $25.0 million for exploration and appraisal in Cameroon;

  •
  $25.0 million for new ventures to expand our license portfolio (including geological and geophysical expenses); and

  •
  $40.0 million in unallocated funds which are available for additional drilling and licensing costs and activities.

        The ultimate amount of capital we will expend may fluctuate materially based on market conditions and the success of our drilling results. Our future financial condition and liquidity will be impacted by, among other factors, our level of production of oil and natural gas and the prices we receive from the sale thereof, the success of our exploration and appraisal drilling program, the number of commercially viable oil and natural gas discoveries made and the quantities of oil and natural gas discovered, the speed with which we can bring such discoveries to production, and the actual cost of exploration, appraisal and development of our oil and natural gas assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        A $1.00 increase (decrease) in the assumed public offering price of $17.00 per common share would increase (decrease) our expected net proceeds by approximately $28.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

 CORPORATE REORGANIZATION

        Kosmos Energy Ltd. is a Bermuda exempted company that was formed for the purpose of making this offering. Pursuant to the terms of a corporate reorganization that will be completed simultaneously with, or prior to, the closing of this offering, all of the interests in Kosmos Energy Holdings will be exchanged for newly issued common shares of Kosmos Energy Ltd. and as a result Kosmos Energy Holdings will become wholly-owned by Kosmos Energy Ltd. Therefore, investors in this offering will only receive, and this prospectus only describes the offering of, common shares of Kosmos Energy Ltd. Our business will continue to be conducted through Kosmos Energy Holdings.

        The reorganization will consist of a series of internal transactions and changes followed by an exchange of the common and preferred units in Kosmos Energy Holdings for common shares in Kosmos Energy Ltd. Upon completion of the reorganization, Kosmos Energy Ltd. will directly own all of the equity interests in Kosmos Energy Holdings, and the former holders of the common and preferred units in Kosmos Energy Holdings will own an aggregate of 341,176,471 common shares based on their relative rights as set forth in Kosmos Energy Holdings' operating agreement. Any increase or decrease in the actual initial public offering price as compared to the assumed initial public offering price of $17.00 (the midpoint of the estimated public offering price range set forth on the cover of this prospectus) will change the relative percentages of common shares owned by the former holders of common and preferred units, but will not change the aggregate number of shares outstanding following the completion of this offering. See "Description of Share Capital" for additional information regarding the terms of our memorandum of association and bye-laws as will be in effect upon the closing of this offering.

        Upon the completion of the reorganization, Kosmos Energy Holdings' current operating agreement will be amended and restated to remove the various classes of units and terminate the rights and obligations of Kosmos Energy Holdings' current unitholders, including the rights of our Investors and management to appoint directors to the board of Kosmos Energy Holdings and the rights of Kosmos Energy Holdings to make any additional capital calls.

        We refer to the reorganization pursuant to which Kosmos Energy Ltd. will acquire all of the interests in Kosmos Energy Holdings in exchange for common shares of Kosmos Energy Ltd. and the amendment of Kosmos Energy Holding's current operating agreement as our "corporate reorganization."

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2010 on an actual basis, pro forma to give effect to our corporate reorganization and pro forma as adjusted for the effect of this offering.

        You should read this table together with "Use of Proceeds," "Selected Historical and Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2010
	Actual	Pro Forma to Give Effect to our Corporate Reorganization(1)	Pro Forma as Adjusted for the Effect of this Offering(1)(2)
	(In thousands, except per share data)
Cash and cash equivalents	$100,415	$100,415	$578,140
Restricted cash	112,000	112,000	112,000

Total cash	$212,415	$212,415	$690,140

Current maturities of long-term debt	$245,000	$245,000	$245,000
Long-term debt	800,000	800,000	800,000

Total debt	1,045,000	1,045,000	1,045,000
Series A Convertible Preferred Units; 30,000,000 units outstanding, actual	383,246	—	—
Series B Convertible Preferred Units; 20,000,000 units outstanding, actual	568,163	—	—
Series C Convertible Preferred Units; 884,956 units outstanding, actual	27,097	—	—

Total Convertible Preferred Units	978,506	—	—
Common units; 19,069,662 units outstanding, actual	516	—	—
Common shares, $0.01 par value per share; 341,176,471 shares issued and outstanding, pro forma to give effect to our corporate reorganization(3); 371,176,471 shares issued and outstanding, pro forma as adjusted for the effect of this offering(4)	—	3,412	3,712
Additional paid-in capital	—	975,610	1,453,035
Deficit accumulated during development stage/Retained deficit	(615,515)	(615,515)	(615,515)
Accumulated other comprehensive income (loss)	588	588	588

Total unit holdings/shareholders' equity	(614,411)	364,095	841,820

Total capitalization	$1,409,095	$1,409,095	$1,886,820

(1)
Gives effect to the exchange of all of the interests in Kosmos Energy Holdings for newly issued common shares of Kosmos Energy Ltd. pursuant to the terms of a corporate reorganization that will be completed simultaneously with, or prior to, the closing of this offering.

(2)
Also gives effect to the issuance of 30,000,000 common shares contemplated by this offering at an assumed initial public offering price of $17.00 per common share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) less underwriting discounts and commissions and expenses payable by us. A $1.00 decrease or increase in the assumed initial public offering price would result in approximately a $28.4 million decrease or increase in each of the following pro forma as adjusted (i) cash and cash equivalents, (ii) additional paid-in capital, (iii) total unit holdings' capital/shareholders' equity and (iv) total capitalization, assuming the total number of common shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Pursuant to the operating agreement, all of the preferred units and common units of Kosmos Energy Holdings, including (i) units issued to management and employees in connection with our corporate reorganization, and (ii) all unvested units, will be exchanged into common shares based on the pre-offering equity value of such interests. This results in the Series A, Series B, and Series C Preferred Units and the Common Units being exchanged into 163,954,751; 110,419,935; 4,834,112; and 61,967,673 common shares, respectively, or 341,176,471 common shares in the aggregate. 341,176,471 common shares issued and outstanding, pro forma to give effect to our corporate reorganization, includes 9,507,336 restricted shares issued to management and employees in connection with our corporate reorganization, but excludes 24,503,000 common shares reserved for issuance pursuant to our long-term incentive plan (of which we intend to issue approximately 14,080,000 restricted shares to management and employees on or shortly after the closing of this offering). Any increase or decrease in the initial public offering price from the assumed offering price of $17.00 per common share will change the relative interest percentages of common shares owned by the different classes of unit holders but will not change the aggregate number of shares owned by all of the unit holders.

(4)
371,176,471 common shares issued and outstanding, pro forma as adjusted for the effect of this offering, includes 30,000,000 common shares issued pursuant to this offering and 9,507,336 restricted shares issued to management and employees in connection with our corporate reorganization, but excludes 24,503,000 common shares reserved for issuance pursuant to our long-term incentive plan (of which we intend to issue approximately 14,080,000 restricted shares to management and employees on or shortly after the closing of this offering).

 DILUTION

        If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering. We calculate net tangible book value per share by dividing the net tangible book value (tangible assets less total liabilities) by the number of issued and outstanding common shares.

        Our pro forma net tangible book value at December 31, 2010 after giving effect to our corporate reorganization was $364,095,000 or $1.10 per common share, based on 341,176,471 common shares issued and outstanding prior to the closing of this offering. After giving effect to our corporate reorganization and the sale of 30,000,000 common shares by us in this offering at an assumed initial public offering price of $17.00 per common share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), less the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2010, would be $841,820,000, or $2.27 per share. This represents an immediate increase in the pro forma net tangible book value of $1.20 per share to existing shareholders and an immediate dilution of $14.73 per share to new investors purchasing common shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$17.00
Pro forma net tangible book value per share as of December 31, 2010 after giving effect to our corporate reorganization	$1.07
Increase per share attributable to this offering	$1.20

Pro forma net tangible book value per share after giving effect to our corporate reorganization and this offering		$2.27

Dilution per share to new investors in this offering		$14.73

        The following table shows, at December 31, 2010, on a pro forma basis as described above, the difference between the number of common shares purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing common shares in this offering:

	Common Shares Purchased
			Total Consideration
						Average Price Per Common Share
	Number	Percentage	Amount		Percentage
Existing shareholders	341,176,471	92%	$979,022,000	(1)	66%	$2.87
New investors	30,000,000	8%	$510,000,000		34%	$17.00

Total	371,176,471	100.00%	$1,489,022,000		100.00%	$4.01

(1)
Represents the total amount of capital contributions made by the Kosmos Energy Holdings unit holders.

        Assuming the underwriters' over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of common shares held by existing shareholders to 91% and will increase the number of common shares held by new investors to 34,500,000, or 9%. This information is based on common shares issued and outstanding as of December 31, 2010, after giving effect to our corporate reorganization. No material change has occurred to our equity capitalization since December 31, 2010, after giving effect to our corporate reorganization and this offering.

        Each $1.00 increase (decrease) in the assumed public offering price per common share would increase (decrease) the pro forma net tangible book value by $0.07 per share (after giving effect to our corporate reorganization and assuming no exercise of the underwriters' option to purchase additional shares) and the dilution to investors in this offering by $0.93 per share, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Consolidated Statements of Operations Information:

						Period April 23, 2003 (Inception) through December 31 2010
	Year Ended December 31
	2006	2007	2008	2009	2010
	(In thousands, except per share data)
Revenues and other income:
Oil and gas revenue	$—	$—	$—	$—	$—	$—
Interest income	445	1,568	1,637	985	4,231	9,142
Other income	3,100	2	5,956	9,210	5,109	26,699

Total revenues and other income	3,545	1,570	7,593	10,195	9,340	35,841
Costs and expenses:
Exploration expenses, including dry holes	9,083	39,950	15,373	22,127	73,126	166,450
General and administrative	9,588	18,556	40,015	55,619	98,967	236,165
Depletion, depreciation and amortization	401	477	719	1,911	2,423	6,505
Amortization—debt issue costs	—	—	—	2,492	28,827	31,319
Interest expense	—	8	1	6,774	59,582	66,389
Derivatives, net	—	—	—	—	28,319	28,319
Equity in losses of joint venture	9,194	2,632	—	—	—	16,983
Doubtful accounts expense	—	—	—	—	39,782	39,782
Other expenses, net	7	17	21	46	1,094	1,949

Total costs and expenses	28,273	61,640	56,129	88,969	332,120	593,861

Loss before income taxes	(24,728)	(60,070)	(48,536)	(78,774)	(322,780)	(558,020)
Income tax expense (benefit)	—	718	269	973	(77,108)	(75,148)

Net loss	$(24,728)	$(60,788)	$(48,805)	$(79,747)	$(245,672)	$(482,872)
Accretion to redemption value of convertible preferred units	(4,019)	(8,505)	(21,449)	(51,528)	(77,313)	(165,262)

Net loss attributable to common unit holders	$(28,747)	$(69,293)	$(70,254)	$(131,275)	$(322,985)	$(648,134)

Pro forma net loss (unaudited)(1):
Pro forma basic and diluted net loss per common share(2)					$(0.66)

Pro forma weighted average number of shares used to compute pro forma net loss per share, basic and diluted(3)					371,176,471

(1)
Pursuant to the terms of a corporate reorganization that will be completed simultaneously with, or prior to, the closing of this offering, all of the interests in Kosmos Energy Holdings will be exchanged for newly issued common shares of Kosmos Energy Ltd. based on these interests' relative rights as set forth in Kosmos Energy Holdings' current operating agreement. This includes convertible preferred units of Kosmos Energy Holdings which are redeemable upon the consummation of a qualified public offering (as defined in the current operating agreement) into common shares of Kosmos Energy Ltd. based on the pre-offering equity value of such interests. Consequently, pro forma basic and diluted net loss per common share is presented above, giving effect to the additional shares of common stock issuable to the pro forma shareholders upon consummation of this offering.

(2)
Any stock options, restricted share units and share appreciation rights that are out of the money will be excluded as they will be anti-dilutive.

(3)
The weighted average common shares outstanding have been calculated as if the ownership structure resulting from the corporate reorganization was in place since inception.

Consolidated Balance Sheets Information:

	As of December 31					Pro Forma as Adjusted as of December 31 2010(1)
	2006	2007	2008	2009	2010
						(Unaudited)
	(In thousands)
Cash and cash equivalents	$9,837	$39,263	$147,794	$139,505	$100,415	$578,140
Total current assets	10,334	65,960	205,708	256,728	559,920	1,037,645
Total property and equipment	1,567	18,022	208,146	604,007	998,000	998,000
Total other assets	3,704	3,393	1,611	161,322	133,615	133,615
Total assets	15,605	87,375	415,465	1,022,057	1,691,535	2,169,260
Total current liabilities	1,436	28,574	68,698	139,647	482,057	482,057
Total long-term liabilities	—	—	444	287,022	845,383	845,383
Total convertible preferred units	61,952	167,000	499,656	813,244	978,506	—
Total unit holdings/shareholders' equity	(47,783)	(108,199)	(153,333)	(217,856)	(614,411)	841,820
Total liabilities, convertible preferred units and unit holdings/shareholders' equity	15,605	87,375	415,465	1,022,057	1,691,535	2,169,260

(1)
Includes the effect of our corporate reorganization and the effect of this offering as described in "Corporate Reorganization," "Capitalization" and "Dilution."

Consolidated Statements of Cash Flows Information:

						Period April 23, 2003 (Inception) through December 31 2010
	Year Ended December 31
	2006	2007	2008	2009	2010
	(In thousands)
Net cash provided by (used in):
Operating activities	$(9,617)	$(17,386)	$(65,671)	$(27,591)	$(191,800)	$(331,009)
Investing activities	(14,663)	(58,161)	(156,882)	(500,393)	(589,975)	(1,329,026)
Financing activities	19,768	104,973	331,084	519,695	742,685	1,760,450

Compensation Process

        For most of the period since our formation in 2003, our board of directors reviewed the recommendations of the compensation committee and determined our named executive officers' compensation. Following this offering, our compensation committee, in consultation with our Chief Executive Officer as to executives other than himself, will determine the compensation of our named executive officers. See "—Committees of the Board of Directors—Compensation committee."

Summary Compensation Table

        The following table summarizes the compensation of our named executive officers for 2010: our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers as determined by their total compensation set forth in the table. Mr. Musselman, who served as our Chief Executive Officer during 2010, retired from his employment with Kosmos effective as of December 31, 2010. Mr. Maxted, who served as our Chief Operating Officer during 2010, became our Chief Executive Officer effective as of January 1, 2011.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
James C. Musselman Chairman and Chief Executive Officer	2010	593,000	—	—	—	—	—	11,792,648	12,385,648
W. Greg Dunlevy Executive Vice President and Chief Financial Officer	2010	428,917	469,700	—	—	—	—	14,785	913,402
Brian F. Maxted Executive Vice President and Chief Operating Officer	2010	538,583	900,000	—	—	—	—	85	1,438,668
William S. Hayes Senior Vice President and General Counsel	2010	338,130	337,050	—	782,550	—	—	26,900	1,484,630
Dennis C. McLaughlin Senior Vice President of Development	2010	333,225	406,700	—	782,550	—	—	28,247	1,550,722

(1)
The amounts in this column are the actual amounts of salary paid to our named executive officers in 2010. Effective December 1, 2010, the annual salary rates of Messrs. Dunlevy, Maxted, Hayes and McLaughlin were increased to the following: Mr. Dunlevy ($450,000), Mr. Maxted ($600,000), Mr. Hayes ($350,000) and Mr. McLaughlin ($350,000).

(2)
The amounts in this column reflect the aggregate grant date fair values of profit units in Kosmos Energy Holdings that were granted to Messrs. Hayes and McLaughlin in 2010. These amounts are calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For the assumptions made in calculating these amounts, see footnote 18 to the unaudited consolidated financial statements of Kosmos Energy Holdings included in this prospectus. For additional information on these profit units, see "—Grants of Plan-Based Awards".

(3)
The following items are reported in this column:

Name	401(k) Matching Contributions ($)(4)	Vacation Payments ($)(5)	Life Insurance ($)(6)	Retirement Payments ($)(7)	Total ($)
James C. Musselman	—	—	85	11,792,563	11,792,648
W. Greg Dunlevy	14,700	—	85	—	14,785
Brian F. Maxted	—	—	85	—	85
William S. Hayes	14,700	12,115	85	—	26,900
Dennis C. McLaughlin	14,700	13,462	85	—	28,247

(4)
Our named executive officers are eligible to participate in our 401(k) savings plan on the same basis as our employees generally. We provide a 100% match of the first 6% of eligible compensation deferred by participants under the plan.

(5)
Payments for accrued unused vacation time. We generally provide our employees, other than our Chief Executive Officer and our Chief Financial Officer, with annual payments for their accrued unused vacation time.

(6)
Employer portion of premiums paid with respect to life insurance for the benefit of our named executive officers on the same basis as our employees generally.

(7)
Includes severance, accelerated vesting of unvested profit units and payment of legal fees provided to Mr. Musselman under his retirement agreement. The value of such accelerated vesting is based on an assumed initial offering price of $17.00 per common share, the midpoint of the estimated public offering price on the cover page of this prospectus. See "—Potential Payments on Termination or Change in Control—Mr. Musselman."

Employment Agreements

        We anticipate entering into an employment agreement with each of our named executive officers (other than. Musselman, who retired from his employment with Kosmos effective December 31, 2010). The following is a summary of the material terms of these agreements.

        Terms.    The employment agreements will become effective immediately prior to the closing of this offering and will remain in effect for two years, in the case of Mr. Maxted, and one year, in the case of each of Messrs. Dunlevy, Hayes and McLaughlin. The term of each agreement will automatically extend for successive one-year periods unless either we or the executive provides the other with at least six months' written notice to the contrary.

        Positions.    The employment agreements set forth the executives' positions as follows: Mr. Maxted (Chief Executive Officer), Mr. Dunlevy (Executive Vice President and Chief Financial Officer), Mr. Hayes (Senior Vice President and General Counsel) and Mr. McLaughlin (Senior Vice President, Development).

        Base Salaries and Annual Bonuses.    The agreements provide for initial base salaries in the following amounts: Mr. Maxted ($600,000), Mr. Dunlevy ($450,000), Mr. Hayes ($350,000) and Mr. McLaughlin ($350,000). The salaries may be increased at the discretion of our board of directors. Each executive is eligible to receive an annual bonus based on the attainment of performance criteria determined by our board of directors or a board committee. Each agreement specifies a target annual bonus, which is expressed as a percentage of base salary, as follows: Mr. Maxted (150%), Mr. Dunlevy (100%), Mr. Hayes (75%) and Mr. McLaughlin (75%).

        Benefits.    Each agreement provides that the executive is entitled to participate in our benefit plans and programs and to sick leave and paid vacation on the same terms as apply to our senior executives. In addition, each executive is entitled to club dues, financial planning and an executive health program.

        Death or Disability.    If the executive's employment terminates due to his death or "disability" (as defined in the agreement), he will be entitled to a pro rata portion of the annual bonus, if any, that he would have received for the year of termination, based on actual performance through the end of the year.

        Termination by Us without Cause or by the Executive for Good Reason.    If the executive's employment is terminated by us without "cause" or by the executive for "good reason" (as such terms are defined below), subject to his execution of a release in our favor, he will be entitled to the following payments and benefits:

  •
  a lump sum cash payment in an amount equal to the sum of his base salary and target bonus, and, for Messrs. Maxted and Dunlevy, if such termination occurs on or within two years after a "change in control" (as defined below), the lump sum cash payment will equal two times the sum of his base salary and target bonus;

  •
  a pro rata portion of the annual bonus, if any, that he would have received for the year of termination, based on actual performance through the end of the year; and

  •
  continued coverage under our group health plans at a cost to the executive that does not exceed the amount, if any, that we charge active senior executives for similar coverage until the earlier of 18 months after such termination or December 31 of the year after such termination. If such coverage ends before the expiration of the 18 month period, then, for the balance of the 18 month period, the executive will receive a cash payment equal to the company's portion of such coverage for active senior executives.

        The employment agreements generally define "cause" to mean the executive's:

  •
  willful failure to substantially perform his duties;

  •
  having engaged in willful misconduct, gross negligence, a breach of fiduciary duty or willful breach of his employment agreement that results in demonstrable harm to us;

  •
  conviction of a felony under U.S. law or a crime of similar import in a foreign jurisdiction;

  •
  breach of any of the restrictive covenants in the employment agreement, other than any such breach that causes no demonstrable or non-trivial damage to us;

  •
  material breach of any company policy, including any such policy that relates to expense management, human resources or the Foreign Corrupt Practices Act;

  •
  unlawful use or possession of illegal drugs on our premises or while performing his duties; or

  •
  commission of an act of fraud, embezzlement or misappropriation against us.

In each case other than for conviction, use or possession of illegal drugs or commission of fraud, embezzlement or misappropriation, we are required to provide the executive with written notice specifying the circumstances alleged to constitute cause, and, if possible, the executive will have 30 days to cure such circumstances.

        The employment agreements generally define "good reason" to mean:

  •
  a reduction in the executive's base salary or target bonus, other than any such reduction that applies generally to similarly situated employees;

  •
  relocation of the geographic location of the executive's principal place of employment by more than 50 miles from Dallas, Texas;

  •
  the expiration of the term of the agreement after our election not to extend the term; or

  •
  a material reduction in the executive's duties or responsibilities that occurs within two years after a change in control.

In each case, the executive must provide us with written notice specifying the circumstances alleged to constitute good reason within 90 days after the first occurrence of such circumstances, and we will have

30 days to cure such circumstances. If we fail to cure such circumstances within 30 days, then the executive must terminate his employment not later than 60 days after the end of such 30-day period.

        Restrictive Covenants.    Each employment agreement prohibits the executive from competing with us or soliciting our employees, consultants, customers, suppliers, licensees and other business relations during his employment and for one year thereafter. Each agreement also contains perpetual restrictions on disclosing our confidential and proprietary information, a covenant regarding assignment of inventions and a mutual non-disparagement provision.

Long Term Incentive Plan and Awards

        We have adopted the Kosmos Energy, Ltd. Long Term Incentive Plan, or LTIP, which permits us to grant an array of equity-based and cash incentive awards to our named executive officers and other employees and service providers. On the closing of this offering, we intend to issue restricted stock awards under the LTIP in exchange for unvested profit units in Kosmos Energy Holdings held by our named executive officers (other than Mr. Musselman, who retired effective December 31, 2010) and other employees. We also intend to issue additional equity awards to these named executive officers and to other employees on the closing of this offering. The following is a summary of the material terms of the LTIP and these awards.

Long Term Incentive Plan

        Purpose.    The purpose of the LTIP is to motivate and reward those employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further our best interests and those of our shareholders.

        Eligibility.    Our employees, consultants, advisors, other service providers and non-employee directors are eligible to receive awards under the LTIP.

        Authorized Shares.    Subject to adjustment as described below, 24,503,000 shares of our common stock will be available for awards to be granted under the LTIP. Other than during the current calendar year, no participant may receive under the plan in any calendar year more than 2,450,300 shares in respect of each of the following three categories of awards: stock options and stock appreciation rights; restricted stock, restricted stock units and other stock-based awards; and performance awards. Shares underlying replacement awards (i.e., awards granted as replacements for awards granted by a company that we acquire or with which we combine) and awards that we grant on the closing of this offering will not reduce the number of shares available for issuance under the plan. If an award (other than a replacement award or an award granted on the closing of this offering) expires or is canceled or forfeited, the shares covered by the award again will be available for issuance under the plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes also again will be available for issuance under the plan.

        Administration.    Our compensation committee administers the LTIP and has authority to:

  •
  designate participants;

  •
  determine the types of awards to grant, the number of shares to be covered by awards, the terms and conditions of awards, whether awards may be settled or exercised in cash, shares, other awards, other property or net settlement, the circumstances under which awards may be canceled, forfeited or suspended, and whether awards may be deferred automatically or at the election of the holder or the committee;

  •
  interpret and administer the plan and any instrument or agreement relating to, or award made under, the plan;

  •
  establish, amend, suspend or waive rules and regulations and appoint agents; and

  •
  make any other determination and take any other action that it deems necessary or desirable to administer the plan.

        Types of Awards.    The LTIP provides for grants of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance awards and other stock-based awards.

  •
  Stock Options.  A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (other than a replacement award) will be determined by our compensation committee and may not be less than the closing price of a share of our common stock on the grant date. The committee will determine the date after which each stock option may be exercised and the expiration date of each option, provided that no option will be exercisable more than ten years after the grant date. Options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

  •
  SARs.  SARs represent a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from the grant date. Any SAR will be granted subject to the same terms and conditions as apply to stock options.

  •
  Restricted Stock.  Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

  •
  RSUs.  RSUs represent a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting and other restrictions.

  •
  Performance Awards.  Performance awards, which may be denominated in cash or shares, will be earned on the satisfaction of performance conditions specified by our compensation committee. The committee has authority to specify that any other award granted under the LTIP will constitute a performance award by conditioning the exercisability or settlement of the award on the satisfaction of performance conditions. The performance conditions for awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code will be limited to the following: captured prospects, prospecting licenses signed, operated prospects matured to drill ready, drilling programs commenced, drillable prospects, capabilities and critical path items established, operating budget, third-party capital sourcing, captured net risked resource potential, acquisition cost efficiency, acquisitions of oil and gas interests, increases in proved, probable or possible reserves, finding and development costs, recordable or lost time incident rates, overhead costs, general and administration expense, market price of a share of our common stock, cash flow, reserve value, net asset value, earnings, net income, operating income, cash from operations, revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration expense), net capital employed, return on assets, shareholder return, reserve replacement, return on equity, return on capital employed, production, assets, unit volume, sales, market share, or strategic business criteria consisting of one or more objectives based on meeting specified goals relating to acquisitions or divestitures, each as determined in accordance with generally accepted accounting principles, where applicable, as consistently applied by us. These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices.

  •
  Other Stock-Based Awards.  Our compensation committee is authorized to grant other stock-based awards, which may be denominated in shares of our common stock or factors that may influence the value of our shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent on our performance or that of our business units or any other factors that the committee designates.

        Adjustments.    In the event that, as a result of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our common stock or other securities, issuance of warrants or other rights to purchase our shares or other securities, issuance of our shares pursuant to the anti-dilution provisions of our securities, or other similar corporate transaction or event affecting our shares, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the LTIP, the compensation committee will adjust equitably any or all of:

  •
  the number and type of shares or other securities that thereafter may be made the subject of awards, including the aggregate and individual limits under the plan;

  •
  the number and type of shares or other securities subject to outstanding awards; and

  •
  the grant, purchase, exercise or hurdle price for any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award.

        Termination of Service and Change in Control.    Our compensation committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle or be forfeited. The committee may set forth in the applicable award agreement the treatment of an award on a change in control. In addition, in the case of a stock option or SAR, except as otherwise provided in the applicable award agreement, on a change in control, a merger or consolidation involving us or any other event for which the committee deems it appropriate, the committee may cancel the award in consideration of:

  •
  a substitute award that preserves the intrinsic value of the canceled award; or

  •
  the full acceleration of the award and either:

  •
  a period of ten days to exercise the award; or

  •
  a payment in cash or other consideration in an amount equal to the intrinsic value of the canceled award.

        The LTIP generally defines a "change in control" to mean the occurrence any one or more of the following events:

  •
  the acquisition (other than by our Investors) of 50% or more of the combined voting power of our outstanding securities (other than by any company owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our common stock);

  •
  the replacement of the majority of our directors during any 12-month period (other than by directors approved by a majority of our remaining directors);

  •
  the consummation of our merger or consolidation with another entity (unless our voting securities outstanding immediately prior to such transaction continue to represent more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such transaction); or

  •
  the consummation of a transaction (or series of transactions within a 12-month period) that constitutes the sale or disposition of all or substantially all of our consolidated assets, but in no event assets having a gross fair market value of less than 50% of the total gross fair market value of all of our consolidated assets (other than any such transaction immediately after which such assets will be owned directly or indirectly by our shareholders in substantially the same proportions as their ownership of our common stock immediately prior to such transaction), and the subsequent distribution of proceeds from such transaction (or series of transactions) to our shareholders having a fair market value that is greater than 50% of our fair market value immediately prior to such transaction (or series of transactions).

        Amendment and Termination.    Our board of directors may amend, alter, suspend, discontinue or terminate the LTIP, subject to approval of our shareholders if required by the rules of the stock exchange on which our shares are principally traded. Our compensation committee may amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board or committee action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder's consent, except to the extent that such action is taken to cause the LTIP to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. In addition, the committee may amend the LTIP in such manner as may be necessary to enable the plan to achieve its stated purposes in any jurisdiction in a tax efficient manner and in compliance with local rules and regulations.

        Term.    The LTIP expires after ten years, unless prior to that date the maximum number of shares available for issuance under the plan has been issued or our board of directors terminates the plan.

Awards under the LTIP

        Unvested profit units in Kosmos Energy Holdings held by our employees, including our named executive officers (other than Mr. Musselman, as his unvested units became fully vested on his retirement effective December 31, 2010) will be exchanged in connection with this offering for an aggregate of 9,507,336 restricted shares of our common stock. In addition, on or shortly after the closing of this offering, we intend to grant to our named executive officers (other than Mr. Musselman) and other employees restricted shares in respect of an aggregate of approximately 14,080,000 shares of our common stock. These restricted shares will be governed by the LTIP and individual award agreements.

        The following table sets forth the number of restricted shares that each of our named executive officers (other than Mr. Musselman) is anticipated to hold on or shortly after the closing of this offering. Additional information about these awards follows the table.

Name	Restricted Shares (Exchange) (#)	Restricted Shares (Service) (#)	Restricted Shares (Performance) (#)	Total (#)
W. Greg Dunlevy	1,257,419	1,552,941	388,235	3,198,595
Brian F. Maxted	1,886,125	2,588,235	647,059	5,121,419
William S. Hayes	520,532	705,882	176,471	1,402,885
Dennis C. McLaughlin	491,910	470,588	117,647	1,080,145

        Each of Messrs. Dunlevy, Maxted, Hayes and McLaughlin will receive the restricted shares of our common stock in exchange for his unvested profit units and service-vesting restricted shares in connection with this offering. The restricted shares received in exchange for unvested profit units will be scheduled to vest on the same dates as his profit units were scheduled to vest, subject generally to his continued employment through each vesting date. The profit units granted to Messrs. Dunlevy and Maxted were granted 20% vested, with an additional 20% scheduled to vest on each of the first four anniversaries of the grant date. The profit units granted to Messrs. Hayes and McLaughlin are scheduled to vest 50% on each of the second and fourth anniversaries of the grant date. For additional information on these profit units, see "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End".

        The executives are expected to receive additional service-vesting restricted shares on the closing of this offering that will be scheduled to vest 25% on each of the first four anniversaries of the grant date. Vesting of both the restricted shares received in exchange for the executives' unvested profit units and the additional service-vesting restricted shares will fully accelerate if the executive's employment is terminated due to his death or "disability," by us without "cause" or by him for "good reason" (as such terms are defined in his employment agreement). In addition, if we undergo a change in control, the shares will vest on the first anniversary of the change in control (or, if earlier, the regularly scheduled vesting date or on termination of the executive's employment by us or the acquiror without cause or by the executive for good reason). If the executive's employment is terminated by us for cause or by him without good reason at any time, he will forfeit any then unvested shares.

        Each of Messrs. Dunlevy, Maxted, Hayes and McLaughlin also are expected to receive restricted shares on or shortly following the closing of this offering that will be subject to both service and performance conditions. On each of the first four anniversaries of the grant date, 25% of the service condition applicable to these restricted shares will be deemed met, subject generally to the executive's continued employment through each anniversary date. The performance condition will be determined prior to grant of these restricted shares.

        On termination of the executive's employment due to his death or disability, by us without cause or by him for good reason, the service condition will be deemed met, and the restricted shares will remain subject to the performance condition to the extent not yet met. If the executive terminates his employment without good reason, any restricted shares for which the service condition has been met will remain subject to the performance condition to the extent not yet met, and any restricted shares for which the service condition has not been met will be forfeited. If we undergo a change in control, the performance condition will be deemed met, and the service condition, to the extent not met as of the change in control, will be deemed met on the first anniversary of the change in control (or, if earlier, the regularly scheduled vesting date or on termination of the executive's employment by us or the acquiror without cause or by the executive for good reason). If the executive terminates his employment without good reason, any restricted shares for which the service condition is met will remain subject to the performance condition, and any restricted shares for which the service condition is not met will be forfeited. If the executive's employment is terminated by us for cause, he will forfeit any restricted shares for which either the service or performance condition is not met.

        On vesting of any of these restricted shares, the restrictions will lapse and, subject to the restrictions on transfer that apply to our officers and directors and certain of our shareholders (see "Underwriting") and any additional restrictions under any applicable lock up agreement, the shares will be fully transferable. Prior to vesting, the executives will have the right to vote the restricted shares and to receive current payment in respect of dividends paid on shares of our common stock.

Annual Incentive Plan

        We have adopted the Kosmos Energy, Ltd. Annual Incentive Plan, under which our named executive officers and other employees are eligible for annual cash bonuses. The following is a summary of the material terms of the plan.

        Purpose.    The Annual Incentive Plan is designed to incentivize our executives and other employees to attain annual performance objectives, thereby furthering our best interests and those of our shareholders.

        Eligibility.    Each of our employees is eligible to receive an annual cash bonus under the plan for each fiscal year. Each employee who is employed for less than a full fiscal year will be eligible for a pro rata bonus for the year.

        Executive and Senior Manager Bonuses.    For each fiscal year, our compensation committee will:

  •
  identify each executive and senior manager who is eligible for an annual cash bonus under the plan;

  •
  establish objective criteria for determining the bonus payable to each executive and senior manager based on his or her base salary, a specified target bonus percentage, specified key performance indicators, individual performance goals and/or any other objective criteria that the committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see "Long Term Incentive Plan"); and

  •
  approve the actual amount of the bonus payable to each executive and senior manager based on the attainment of the applicable objective criteria, which amount the committee may increase or decrease based on such subjective criteria as the committee deems appropriate, including without limitation, such executive's or senior manager's individual performance.

        Staff Bonuses.    For each fiscal year, the committee will approve a bonus pool for employees who are not executives or senior managers. The amount of the bonus pool will be based on the employees' base salaries, specified target bonus percentages, specified key performance indicators, individual performance goals and/or any other objective criteria that the committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see "Long Term Incentive Plan"). Our chief executive officer will recommend for the committee's approval the actual amount of each employee's bonus, based on the attainment of the applicable objective criteria and any subjective criteria as the chief executive officer deems appropriate, including, without limitation, such employee's individual performance. The aggregate amount of the employees' bonuses for a fiscal year may not exceed the amount of the bonus pool approved by the committee for the year.

        Maximum Annual Bonus.    The annual cash bonus paid under the plan to any eligible employee for a single fiscal year shall not exceed $10 million.

        Amendment and Termination.    The committee may amend or terminate the plan at any time.

Grants of Plan-Based Awards

        The following table provides information on grants of plan-based awards made to our named executive officers during 2010. The awards were granted in the form of profit units in Kosmos Energy Holdings and will be exchanged into awards on common shares in connection with this offering. The share numbers set forth in the table assume solely for this purpose that this exchange had occurred as of the grant date of these units (based on an assumed initial public offering price of $17.00 per common share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						Grant Date Fair Value of Stock and Option Awards ($)
Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
James C. Musselman	—	—	—	—	—	—	—	—	—	—	—
W. Greg Dunlevy	—	—	—	—	—	—	—	—	—	—	—
Brian F. Maxted	—	—	—	—	—	—	—	—	—	—	—
William S. Hayes	12/9/2010	—	—	—	—	—	—	—	351,850	—	782,550
Dennis C. McLaughlin	12/9/2010	—	—	—	—	—	—	—	351,850	—	782,550

(1)
These profit units are scheduled to vest 50% on December 9 of each of 2012 and 2014. See "—Summary Compensation Table—Option Awards".

Outstanding Equity Awards at Fiscal Year End

        The following table provides information on the outstanding equity awards held by our named executive officers as of December 31, 2010. These awards were granted in the form of profit units in Kosmos Energy Holdings and will be exchanged into common shares and awards on common shares in connection with this offering. The amounts set forth in the table assume solely for this purpose that this exchange had occurred as of December 31, 2010 (based on an assumed initial public offering price of $17.00 per common share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
W. Greg Dunlevy	6/13/2007	—	—	—	—	—	123,311	2,096,285	—	—
	6/11/2008	—	—	—	—	—	1,134,108	19,279,829	—	—
Brian F. Maxted	6/13/2007	—	—	—	—	—	184,965	3,144,412	—	—
	6/11/2008	—	—	—	—	—	1,701,160	28,919,721	—	—
William S. Hayes	10/11/2007	—	—	—	—	—	82,208	1,397,528	—	—
	6/11/2008	—	—	—	—	—	38,163	648,764	—	—
	12/10/2008	—	—	—	—	—	48,311	821,291	—	—
	12/9/2010	—	—	—	—	—	351,850	5,981,458	—	—
Dennis C. McLaughlin	2/6/2008	—	—	—	—	—	82,208	1,397,528	—	—
	6/11/2008	—	—	—	—	—	9,541	162,191	—	—
	12/10/2008	—	—	—	—	—	48,311	821,292	—	—
	12/9/2010	—	—	—	—	—	351,850	5,981,458	—	—

(1)
The profit units granted to Messrs. Musselman, Dunlevy and Maxted were granted 20% vested on the grant date, with an additional 20% scheduled to vest on each of the first four anniversaries of the grant date. The profit units granted to Messrs. Hayes and McLaughlin are scheduled to vest 50% on each of the second and fourth anniversaries of the grant date.

Option Exercises and Stock Vested

        The following table provides information on our named executive officers' equity awards that vested in 2010. These awards were granted in the form of profit units in Kosmos Energy Holdings and will be exchanged into common shares in connection with this offering. The number of shares and value realized in the table assume solely for this purpose that this exchange had occurred as of the vesting date of the interests (based on an assumed initial public offering price of $17.00 per common share, the midpoint of the estimated public offering price on the cover page of this prospectus).

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James C. Musselman	—	—	4,220,193	71,743,283
W. Greg Dunlevy	—	—	690,365	11,736,200
Brian F. Maxted	—	—	1,036,545	17,604,272
William S. Hayes	—	—	86,474	1,470,056
Dennis C. McLaughlin	—	—	140,060	2,381,010

Pension Benefits

        We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

        We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

        This section describes and quantifies the payments and benefits that each of Messrs. Dunlevy, Maxted, Hayes and McLaughlin would have received had his employment terminated under specified circumstances or had we undergone a change in control, in each case on December 31, 2010, and the payments and benefits that Mr. Musselman received on his retirement from his employment with Kosmos effective as of December 31, 2010.

Messrs. Dunlevy, Maxted, Hayes and McLaughlin

        Each of Messrs. Dunlevy, Maxted, Hayes and McLaughlin holds profit units in Kosmos Energy Holdings that were unvested as of December 31, 2010 (see "—Outstanding Equity Awards at Fiscal Year End"). Under Kosmos Energy Holdings' current operating agreement, these profit units would have become fully vested on December 31, 2010 if on such date the executives' employment had terminated due to their death or "disability" (as defined below) or had we undergone a "change in control" (as defined below). The estimated aggregate values of these units (based on an assumed initial public offering price of $17.00 per common share, the midpoint of the estimated public offering price on the cover page of this prospectus) are as follows: Mr. Dunlevy ($21,376,115), Mr. Maxted ($32,064,133), Mr. Hayes ($8,849,041) and Mr. McLaughlin ($8,362,468).

        Messrs. Dunlevy, Maxted, Hayes and McLaughlin would not have been entitled to any other payments or benefits had their employment terminated due to their death or disability or had we undergone a change in control on December 31, 2010. In addition, the executives would not have been entitled to any payments or benefits of any kind had their employment terminated on December 31, 2010 for any reason other than due to their death or disability.

        "Disability" generally means the executive's incapacitation by accident, sickness or other circumstance that renders him mentally or physically incapable of performing his duties on a full-time basis for at least 180 days during any 12 month period.

        "Change in control" generally means:

  •
  a consolidation, conversion or merger involving Kosmos Energy Holdings in which the owners of the equity interests in Kosmos Energy Holdings immediately prior to such transaction do not, immediately after such transaction, own equity securities representing a majority of the outstanding voting power of the surviving entity; or

  •
  the sale, lease or transfer of all or substantially all of the assets of Kosmos Energy Holdings;

in either case, other than any such transaction that is approved by the holders of specified equity interests in Kosmos Energy Holdings.

Mr. Musselman

        On December 17, 2010, we entered into a retirement agreement with our then chief executive officer Mr. Musselman, which sets forth the terms of his retirement from his employment with Kosmos effective as of December 31, 2010. Pursuant to the retirement agreement, in consideration of

Mr. Musselman's release of claims against us and our affiliates and his agreement to the restrictions described below, we provided him with the following payments and benefits:

  •
  Severance in an aggregate amount equal to his annual base salary of $593,000, paid in monthly installments through December 31, 2011. However, these payments will cease on the completion of the lock-up period under agreements to be entered with the underwriters of this offering (but in no event earlier than March 31, 2011);

  •
  1,176,961 profit units in Kosmos Energy Holdings that were unvested as of his retirement date became fully vested as of such date. The estimated aggregate value of such interests is $46,314,878 (based on an assumed initial public offering price of $17.00 per common share, the midpoint of the estimated public offering price on the cover page of this prospectus);

  •
  We paid his legal fees of $92,500 in connection with the negotiation of the retirement agreement;

  •
  We agreed not to exercise our right to repurchase his units in Kosmos Energy Holdings or to cause his units to be forfeited; and

  •
  We agreed to waive our right of first refusal under his employment agreement with respect to business opportunities referenced in the agreement and that the restrictions on competition and solicitation in the agreement would not apply to him after his retirement.

        In connection with this offering, all of Mr. Musselman's equity interests in Kosmos Energy Holdings (including those held in a family limited partnerhip), will be exchanged into common shares of Kosmos Energy Ltd. on the same basis as other equity holders, and such shares will be subject to the same restrictions on transfer as apply to our officers and directors and certain of our shareholders (see "Underwriting"). We also agreed that, after the expiration of these restrictions, he will not be subject to any future transfer restrictions or entitled to any registration rights with respect to his shares.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common shares, on a fully-diluted basis, as of December 31, 2010, and after giving effect to our corporate reorganization, for:

  •
  each of our current executive officers;

  •
  each of our current directors;

  •
  all our current executive officers and directors as a group; and

  •
  each shareholder known by us to be the beneficial owner of more than 5% of our issued and outstanding common shares.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common shares that may be acquired by an individual or group within 60 days of December 31, 2010, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 341,176,471 common shares issued and outstanding on December 31, 2010, after giving effect to our corporate reorganization, plus 30,000,000 common shares that we are selling in this offering. The underwriters have an option to purchase up to 4,500,000 additional common shares from us to cover over-allotments.

        Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all common shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise indicated, the address for each director and executive officer listed is: 8176 Park Lane, Suite 500, Dallas, Texas, 75231.

		Percentage of Shares Beneficially Owned(1)(2)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Before the Offering	After the Offering
Directors and Executive Officers
John R. Kemp III	732,933	0.21%	0.20%
David I. Foley(5)	—	—	—
Jeffrey A. Harris(3)	—	—	—
David Krieger(3)	—	—	—
Prakash A. Melwani(5)	—	—	—
Adebayo O. Ogunlesi	1,373,312	0.40%	0.37%
Chris Tong	—	—	—
Christopher A. Wright	662,545	0.19%	0.18%
Brian F. Maxted	10,657,197	3.12%	2.87%
W. Greg Dunlevy	7,237,972	2.12%	1.95%
Paul Dailly	5,814,809	1.70%	1.57%
Marvin M. Garrett	1,066,152	0.31%	0.29%
William S. Hayes	805,192	0.24%	0.22%
Dennis C. McLaughlin	691,729	0.20%	0.19%
All directors and executive officers as a group (14 individuals)	29,041,841	8.51%	7.82%
Five Percent Shareholders
Warburg Pincus International Partners, L.P.(4)	74,333,188	21.79%	20.03%
Warburg Pincus Private Equity VIII, L.P.(4)	75,153,662	22.03%	20.25%
Blackstone Funds(5)	126,899,910	37.19%	34.19%

(1)
Assumes the completion of our corporate reorganization prior to or concurrently with the closing of this offering. See "Corporate Reorganization."

(2)
Assumes no exercise of the underwriters' option to purchase additional shares. The number of shares held by our principal shareholders will depend on the initial public offering price of a common share and the date upon which this offering is completed.

(3)
Messrs. Harris and Krieger, directors of the Company, are Partners of Warburg Pincus & Co. ("WP"), a New York general partnership, and Managing Directors and Members of Warburg Pincus LLC ("WPLLC"), a New York limited liability company. All shares indicated as owned by Messrs. Harris and Krieger are included because of their affiliation with the Warburg Pincus entities. Messrs. Harris and Krieger disclaim beneficial ownership of all shares owned by the Warburg Pincus entities. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of Messrs. Harris, Krieger, Kaye and Landy, WP, WP LLC and the other Warburg Pincus entities listed in this footnote is 450 Lexington Avenue, New York, New York 10017.

(4)
The shareholders are Warburg Pincus International Partners, L.P., and two affiliated partnership ("WPIP") and Warburg Pincus Private Equity VIII, L.P., and two affiliated partnerships ("WP VIII"). Warburg Pincus Partners LLC ("WP Partners"), a New York limited liability company, a direct subsidiary of Warburg Pincus & Co. ("WP"), is the sole general partner of WPIP and WP VIII. WP is the managing member of WP Partners. WPIP and WP VIII are managed by Warburg Pincus LLC ("WP LLC"). The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017.

(5)
The Blackstone Funds (as hereinafter defined) are comprised of the following entities: Blackstone Capital Partners (Cayman) IV L.P. ("BCP IV"), Blackstone Capital Partners (Cayman) IV-A L.P. ("BCP IV-A"), Blackstone Family Investment Partnership (Cayman) IV-A L.P ("Family"), Blackstone Participation Partnership (Cayman) IV L.P. ("Participation") and Blackstone Family Investment Partnership (Cayman) IV-A SMD L.P. ("Family SMD", and together with BCP IV, BCP IV-A, Family and Participation, the "Blackstone Funds"). The Blackstone Funds beneficially own (i) 118,867,656 shares, which are held by BCP IV, (ii) 1,938,499 shares, which are held by BCP IV-A, (iii) 3,136,210 shares, which are held by Family, (iv) 353,568 shares, which are held by Participation, and (v) 2,603,976 shares, which are held by Family SMD. Blackstone Management Associates (Cayman) IV L.P. ("BMA") is a general partner of each of BCP IV and BCP IV-A. Blackstone LR Associates (Cayman) IV Ltd. ("BLRA") and BCP IV GP L.L.C. are general partners of each of BMA, Family and Participation. Blackstone Holdings III L.P. is the sole member of BCP IV GP L.L.C. and a shareholder of BLRA. Blackstone Holdings III L.P. is indirectly controlled by The Blackstone Group L.P. and is owned, directly or indirectly, by Blackstone professionals and The Blackstone Group L.P. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C., which is in turn, wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, Mr. Schwarzman is a director and controlling person of BLRA. Family SMD is controlled by its general partner, Blackstone Family GP L.L.C., which is in turn wholly owned by Blackstone's senior managing directors and controlled by its founder, Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares except to the extent of its or his indirect pecuniary interest therein. Mr. Foley and Mr. Melwani are senior managing directors of Blackstone Group Management L.L.C. and neither is deemed to beneficially own the shares beneficially owned by the Blackstone Funds. The address of each of the Blackstone Funds, BMA and BLRA is c/o Walkers Corporate Services Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands and the address for Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common shares, and a liquid trading market for our common shares may not develop or be sustained after this offering. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. We have applied to have our common shares listed on the NYSE under the symbol "KOS." Shortly after the closing of this offering we intend to apply to list our common shares on the GSE, although there can be no assurance that this listing will be completed in a timely manner, or at all.

        Based on the number of common shares issued and outstanding as of December 31, 2010 after giving effect to our reorganization, upon completion of this offering, 371,176,471 common shares will be issued and outstanding, assuming no exercise of the underwriters' over-allotment option. Of the common shares to be issued and outstanding immediately after the closing of this offering, the            common shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining common shares are "restricted securities" under Rule 144. Substantially all of these restricted securities will be subject to the provisions of the lock-up agreements referred to below.

        After the expiration of any lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

        In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned our common shares to be sold for at least six months, would be entitled to sell an unlimited number of our common shares, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned our common shares to be sold for at least one year, would be entitled to sell an unlimited number of common shares beginning one year after this offering without regard to whether current public information about us is available. Our affiliates who have beneficially owned our common shares for at least six months are entitled to sell within any three month period a number of common shares that does not exceed the greater of:

  •
  1% of the number of our common shares then issued and outstanding, which will equal approximately 3,711,765 common shares immediately after this offering, and

  •
  the average weekly trading volume in our common shares on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales by affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell our common shares that are not restricted common shares must nonetheless comply with the same restrictions applicable to restricted common shares, other than the holding period requirement.

        Upon expiration of any lock-up period and the six-month holding period, approximately 311,041,669 of our common shares will be eligible for sale under Rule 144 by our affiliates, subject to

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee, the NYSE listing fee and the FINRA filing fee:

SEC registration fee	$58,050
NYSE listing fee	250,000
FINRA filing fee	75,500
Accounting fees and expense	1,500,000
Printing and engraving expenses	450,000
Legal fees and expenses	2,800,000
Transfer Agents and Registrar fees	25,000
Miscellaneous	341,450

Total	$5,500,000

Item 14.    Indemnification of Directors and Officers.

        Section 98 of the Companies Act 1981 of Bermuda (the "Bermuda Companies Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Bermuda Companies Act.

        We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

        Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our bye-laws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-1

QuickLinks

The Offering
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
USE OF PROCEEDS
CORPORATE REORGANIZATION
CAPITALIZATION
DILUTION
PRINCIPAL SHAREHOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.